Exhibit 99.1

                              LIST OF EXHIBITS

1.  Exhibit 99.1 -- Footnote Text

2.  Exhibit 99.2 -- Signatures and Addresses of Other Reporting Persons

                        EXHIBIT 99.1: FOOTNOTE TEXT

(1) The Reporting Persons to whom the information set forth on this line relates are David A. Tepper ("Mr. Tepper"), Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Partners Inc. ("API") and Appaloosa Management L.P. (the "Manager"). Mr. Tepper is the sole stockholder and president of API. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests of, the Manager. The Manager is the general partner of AILP, and acts as an investment advisor to Palomino. On or about June 27, 2005, the Manager made a pro-rata in-kind distribution, effective as of the close of business on June 24, 2005 (the "Distribution"), of 4,900,000 shares of Common Stock (the "Distribution Shares") to the limited partners of AILP (2,611,700 of the Distribution Shares) and the stockholders of Palomino (2,288,300 of the Distribution Shares). Upon completion of the Distribution: (i) an aggregate of 922,493 of the Distribution Shares will have been distributed to Mr. Tepper and to persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such Shares and, accordingly, such shares of Common Stock will continue to be beneficially owned by Mr. Tepper; and (ii) an aggregate of 3,977,507 of the Distribution Shares will have been distributed to other limited partners of AILP and shareholders of Palomino. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported herein except to the extent of his or its pecuniary interest therein.